Exhibit 1.01

DMC Global Inc.
Conflict Minerals Report
For The Year Ended December 31, 2022

Introduction

DMC Global Inc. ("DMC") has included this Conflict Minerals Report as an exhibit to our Form SD for the period January 1 to December 31, 2022 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule").

Unless the context indicates otherwise, the terms "we," "its," "us,” "our" and the “Company” refer to DMC and its consolidated subsidiaries.

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act relates to conflict minerals and requires companies subject to the Act to file a Form SD annually with the United States Securities and Exchange Commission (“SEC”) to disclose whether the tungsten, tantalum, tin, and gold (referred to collectively as “3TG”) used in their products benefited, directly or indirectly, armed groups in the Democratic Republic of the Congo ("DRC") and adjoining countries (collectively, the “Covered Countries”). This Report, which is an exhibit to our Form SD, describes the design and implementation of our conflict minerals due diligence measures undertaken in 2022, including a description of how these measures were designed to determine, to our knowledge, the source mines, countries of origin, and processing facilities for 3TG contained in components used in DMC’s products.

Forward-Looking Statements

Certain statements in this report relate to future events and expectations, and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “continue,” “project,” “forecast,” and similar expressions, as well as statements in the future tense, identify forward-looking statements. All statements that reflect DMC's expectations, assumptions, or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements concerning the additional steps that DMC intends to take to mitigate the risk that its 3TG finances or benefits armed groups in the Covered Countries.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, and (3) political and regulatory developments, whether in the DRC region, the United States or elsewhere and (4) the other risk factors summarized in DMC's Form 10-K for the year ended December 31, 2022 and other reports filed with the SEC. DMC disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Background and Covered Products

DMC owns and operates Arcadia, DynaEnergetics and NobelClad, three innovative, asset-light manufacturing businesses that provide differentiated products and engineered solutions to niche segments of the construction, energy, industrial processing and transportation markets. Arcadia supplies architectural building products, including exterior and interior framing systems, curtain walls, windows, doors, and interior partitions to the commercial construction market; it also supplies customized windows and doors to the high-end residential construction market. DynaEnergetics designs, manufactures and distributes highly engineered products utilized by the global oil and gas industry principally for the perforation of oil and gas wells. NobelClad is a leader in the production of explosion-welded clad metal plates for use in the construction of corrosion resistant industrial processing equipment, as well as specialized transition joints for use in construction of commuter rail cars, ships, and liquified natural gas (LNG) processing equipment.

Arcadia’s products are sold in the United States through a network of service centers and distributors, while DynaEnergetics and NobelClad operate globally through an international network of manufacturing, distribution and sales facilities.

We are subject to the Conflict Minerals Rule because some products manufactured by our segments contain 3TG that are necessary to the functionality or production of the products. Specifically, some of the clad plates manufactured by NobelClad may include tantalum, which is the only instance where a significant amount of any 3TG is used. Other DMC products may have trace amounts of 3TG, such as in a metal alloy or in weld wire residual which remains in the clad plates produced by NobelClad or in liners, explosive powders, and pastes in products sold by DynaEnergetics. Arcadia does not have 3TG in its products.

Our Conflict Minerals Policy

We previously adopted a conflict mineral policy regarding sourcing of 3TG contained in materials and components supplied to us and communicated this policy to suppliers and members of the public by publishing the policy on our website at https://www.dmcglobal.com/investors/governance. Our policy supports the goal of the Act, which seeks to prevent armed groups engaged in human rights abuses in the Covered Countries from benefiting from the sourcing of 3TG from that region. To further that goal, we request information from our suppliers regarding the source and chain of custody of 3TG contained in the materials and components supplied to us. DMC will endeavor not to use 3TG from mines in the DRC Region where the products support armed conflict in our products.

Reasonable Country of Origin Inquiry Information

In accordance with the Conflict Minerals Rule, DMC determined that 3TG is necessary to the functionality or production of certain of its products and, accordingly, undertook a reasonable country of origin inquiry (“RCOI”). Our RCOI consisted principally of submitting to suppliers, other than customers, of product components that contain 3TG ("Suppliers") the conflict minerals reporting template (the “Survey”) prepared by the Responsible Minerals Initiative (“RMI”). DMC submitted the Survey to all applicable Suppliers and then reviewed all responses for completeness, reasonableness, and consistency, and followed up for corrections and clarifications as DMC determined appropriate.

Due Diligence Program Design

Design Framework

DMC’s due diligence measures were designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The objectives of our diligence initiative were to determine, to the best of our ability, the source and chain of custody of the 3TG necessary for the functionality and/or production of our products; whether any such 3TG originated in the Covered Countries; and where such 3TG were determined to have originated in Covered Countries, whether armed groups directly or indirectly benefited from such 3TG.

Elements of Design Framework

Elements of our program design are discussed below. Selected due diligence measures that we took with respect to 2022 are discussed under "Due Diligence Program Execution."

1.Internal Operating Processes. We have internal operating processes to determine the source and chain of custody for the 3TG used in our products. The processes involve the identification of Suppliers, communication with and inquiries made of the Suppliers and reporting the results of Supplier communication and inquiries to certain members of DMC senior leadership. We also have an internal team charged with compliance with the Conflict Minerals Rule including operations personnel at each of the affected segments, as well as accounting, legal and management personnel. This team is responsible for collecting and reviewing information from Suppliers and preparing our filing.

2.Risk Assessment & Risk Mitigation. As part of our internal operating processes relating to 3TG compliance, our segments handle relationships with Suppliers on an individual basis given the different types of products they manufacture. Suppliers respond using the Survey and/or explanatory letters. Responses to these inquiries are reviewed and retained for at least five (5) years as part of our internal operating procedures. In certain cases, our internal team members follow up with Suppliers who do not initially provide sufficient information.

3.Smelter/Refiner Due Diligence Practices. We do not directly source 3TG from mines, smelters or refiners, and we further believe that we are many levels removed from these market participants. Given our positioning in the supply chain, we do not perform direct audits of mines, smelters or refiners and we rely on cross industry initiatives such as the RMI for such due diligence.

4.Annual Reporting on Supply Chain Due Diligence. This Conflict Minerals Report is our annual report on supply chain 3TG due diligence.

5.Due Diligence Program Execution. In furtherance of our 3TG due diligence, we performed the following due diligence measures with respect to the 2022 compliance period:
a.We sent requests to Suppliers to provide us with information, through the completion of the Survey or a response letter, concerning the potential usage and source of 3TG in the parts, materials or components that they sell to us.
b.We followed up by email or phone with certain Suppliers that did not provide a response within the specified time frame.
c.We reviewed the completed responses received from the Suppliers based on our internal review criteria to identify incomplete responses, potential errors and inaccuracies.

Product Status and Information

We endeavored to determine the mine, smelter or refiner location of origin of the 3TG contained in our products by requesting that the Suppliers provide us with a completed response to our written inquiry and through the other efforts described in this Conflict Minerals Report. However, most Suppliers that responded that their products contained 3TG provided data only with respect to that individual Supplier’s overall 3TG sourcing and not with respect to the products they supplied directly to us.

For 2022, based on the information we received, we could not conclude definitively whether any of our products were "DRC conflict free."

Future Risk Mitigation Efforts

We intend to take the following steps in 2023 to mitigate the risk that the necessary 3TG in our products finance or benefit armed groups in the Covered Countries:

1.Continue to engage with Suppliers that provided incomplete responses or that did not provide responses for previous years to help ensure that they provide requested information for 2023.

2.Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for this year and prior years that the source of 3TG was unknown or indeterminable.